March 8, 2007

TSX Venture Exchange: OK.V

Trading Symbol: OK

Orko Silver Corp. grants Stock Options

VANCOUVER, British Columbia - Orko Silver Corp. – (TSX.V - OK) announces that it has granted 2,000,000 options to directors, officers and consultants at an exercise price of $0.69 per share for a period of five (5) years ending March 8, 2012. The Company announces that it has adopted, subject to shareholder and TSX Venture Exchange acceptance a 20% fixed number stock option plan (the "Fixed Plan") and the above options have been granted under the terms of such new Fixed Plan. As such, the options will not be exercisable until the Fixed Plan has received shareholder and regulatory acceptance.

The Company will seek regulatory and shareholder approval to amend its stock option plan to the Fixed Plan which allows the Company to issue up to 15,512,180 shares, based on the number of issued and outstanding common shares, as at today's date. The Company will also seek shareholder approval for the specific number of options granted today over the previously allowed number of options available under the Company's 10% rolling plan.

The Company next annual meeting will be held on April 23, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

"Gary Cope"

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http:/www.sec.gov/edgar.shtml .

Suite 2610 – 1066 West Hastings Street, Vancouver, BC Canada V6E 3X2

Phone: 604.684.4691 Fax: 604.684.4601 Email: info@orkosilver.com Web : www.orkosilver.com 253303.1